UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
HAMBRECHT ASIA ACQUISITION CORP.
(Name of Issuer)
ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
406548107
(CUSIP Number)
OCTOBER 31, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 11 Pages

CUSIP No.	406548107	13G/A	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

470,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON * *

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	406548107	13G/A	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON * *

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	406548107	13G/A	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

470,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON * *

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	406548107	13G/A	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

470,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON * *

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	406548107	13G/A	Page	6	of	11 Pages
Explanatory Note:
This amendment is being filed to (i) report the transfer of 470,500 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is wholly-owned by the same entity, as a result of which Integrated Core Strategies (US) LLC may be deemed to beneficially own those Ordinary Shares and (ii) to report other changes as set forth in this filing. See Item 4(a) for a description of these entities.
Item 1.
(a) Name of Issuer
     Hambrecht Asia Acquisition Corp., a company incorporated in the Cayman Islands (the “Company”).
(b) Address of Issuer’s Principal Executive Offices:
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d) Title of Class of Securities
     ordinary shares, par value $0.001 per share (“Ordinary Shares”)
(e) CUSIP Number
     406548107
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No.	406548107	13G/A	Page	7	of	11 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) is the beneficial owner of 470,500 Ordinary Shares, of which 195,500 shares are a constituent part of the Company’s units (“Units”). Each Unit consists of one Ordinary Share and one warrant (“Warrant”). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00. Each Warrant will become exercisable on the later of the Company’s completion of a business combination and March 7, 2009, and will expire on March 7, 2013, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable.
     Also, as of the date of this filing, Millenco LLC, a Delaware limited liability company (“Millenco”) has ceased to be the beneficial owner of any Ordinary Shares.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment over securities owned by Integrated Core Strategies. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself

CUSIP No.	406548107	13G/A	Page	8	of	11 Pages
as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies.
(b) Percent of Class
     8.9% of the Company’s Ordinary Shares (see Item 4(a) above), which percentage was calculated based on 5,299,125 Ordinary Shares outstanding as of June 30, 2008, as reported by the Company on its Form 10-Q, dated August 14, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
-0-
(ii)	Shared power to vote or to direct the vote
470,500
(iii)	Sole power to dispose or to direct the disposition of
-0-
(iv)	Shared power to dispose or to direct the disposition of
470,500
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are

CUSIP No.	406548107	13G/A	Page	9	of	11 Pages
not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 7, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	406548107	13G/A	Page	10	of	11 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan
Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin
Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan
Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney
filed with SEC on June 6, 2005
Israel A. Englander

CUSIP No.	406548107	13G/A	Page	11	of	11 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.001 per share, of Hambrecht Asia Acquisition Corp., a company incorporated in the Cayman Islands, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 7, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan
Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin
Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan
Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney
filed with SEC on June 6, 2005
Israel A. Englander